SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

RXSIGHT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78349D107

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,613 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPII (as defined in Item 2(a) below). LCPII (as defined in Item 2(a) below) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,613 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Commission on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Commission on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Commission on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,488,613 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,488,613 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,613 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,988,613 shares held of record by LVPII and (ii) 500,000 shares held of record by LPF. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LCPII and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPII and LPF.

(2)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Commission on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,359 (1)
	8	SHARED VOTING POWER 2,488,613 (2)
	9	SOLE DISPOSITIVE POWER 18,359 (1)
	10	SHARED DISPOSITIVE POWER 2,488,613 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,506,972 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.1% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares are held of record by Juliet Tammenoms Bakker.
(2)

Consists of (i) 1,988,613 shares held of record by LVPII and (ii) 500,000 shares held of record by LPF. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPII. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Juliet Tammenoms Bakker, a member of the Issuer’s board of directors and Patrick G. Enright, are the managing members of LCPII and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPII and LPF.

(3)

Based on 27,419,527 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 898,594 additional shares), as reported by the Issuer in its final prospectus dated July 29, 2021 and filed with the Commission on July 30, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

CUSIP No. 78349D107	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.001 per share (“Common Stock”), of RxSight, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Columbia, Aliso Viejo, CA 92656.

Item 2. Identity and Background.

(a) This Statement is being filed by Longitude Venture Partners II, L.P. (“LVPII”), Longitude Capital Partners II, LLC (“LCPII”), Longitude Prime Fund, L.P. (“LPF”), Longitude Prime Partners, LLC (“LPP” and together with LVPII, LCPII and LPF, the “Reporting Entities”) and Juliet Tammenoms Bakker (“Tammenoms Bakker”) , a member of the Issuer’s board of directors (the “Board”) and Patrick G. Enright (“Enright” and together with Tammenoms Bakker, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of each of LCPII and LPP. LCPII is the general partner of LVPII and LPP is the general partner of LPF.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of LCPII and LPP is a limited liability company organized under the laws of the State of Delaware. Each of LVPII and LPF is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In June 2015, LVPII purchased 1,613,423 shares of the Issuer’s Series G preferred stock for a purchase price of $12.40 per share and an aggregate purchase price of $20.0 million.

In February 2017, LVPII purchased 242,013 shares of the Issuer’s Series H preferred stock for a purchase price of $12.40 per share and an aggregate purchase price of $3.0 million (the “Series H Purchase”). In connection with the Series H Purchase, LVPII also received warrants to purchase 36,302 shares of Series H preferred stock at an exercise price of $12.40 per share (the “Series H Warrants”).

On August 3, 2021, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each series of the Issuer’s preferred stock automatically converted into shares of the Issuer’s Common Stock on a one-for-one basis for no consideration, and the Series H Warrants were net exercised, resulting in LVPII holding an aggregate of 1,863,613 shares of Common Stock (the “IPO Transactions”).

On August 3, 2021, in connection with the Offering, LVPII purchased an additional 125,000 shares of the Issuer’s Common Stock for a purchase price of $16.00 per share and an aggregate purchase price of $2.0 million (the “Purchase”). Following the IPO Transactions and the Purchase, LVPII directly held an aggregate of 1,988,613 shares of Common Stock.

On August 3, 2021, in connection with the Offering, Tammenoms Bakker purchased 12,500 shares of the Issuer’s Common Stock for a purchase price of $16.00 per share and an aggregate purchase price of $200,000.

On August 3, 2021, in connection with the Offering, LPF purchased 500,000 shares of the Issuer’s Common Stock for a purchase price of $16.00 per share and an aggregate purchase price of $8.0 million.

All shares of the capital stock of the Issuer purchased by LVPII and LPF have been purchased using investment funds provided to LVPII and LPF by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Tammenoms Bakker is a member of the Board. In addition, Tammenoms Bakker, in her capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s outside director compensation policy, which became effective upon the completion of the Offering.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of LVPII and LPF, the general partner and limited partners of each of LVPII and LPF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series H preferred stock, LVPII and certain of the Issuer’s other investors entered into a Nineth Amended and Restated Investors’ Rights Agreement, dated February 24, 2017, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-257790) declared effective by the Commission on July 29, 2021 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of LVPII and Tammenoms Bakker has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by LVPII or Tammenoms Bakker for 180 days following the date of the final prospectus for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Tammenoms Bakker. The indemnification agreement requires the Issuer, among other things, to indemnify Tammenoms Bakker for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Tammenoms Bakker in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Tammenoms Bakker, in her capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to each of the Issuer’s 2021 Equity Incentive Plan (the “Option Plan”), the Issuer’s Outside Director Compensation Plan (the “Compensation Plan”), which became effective upon the completion of the Offering. The terms and provisions of each of the Option Plan and the Compensation Plan are described in the Registration Statement and the full text of the Option Plan which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 13, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Ninth Amended and Restated Investors’ Rights Agreement, dated February 24, 2017, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on July 9, 2021 (File No. 333-257790) and incorporated herein by reference.).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 26, 2021 (SEC File No. 333-257790) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on July 9, 2021 (File No. 333-257790) and incorporated herein by reference).

Exhibit 5:	2021 Equity Incentive Plan (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 26, 2021 (SEC File No. 333-257790) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2021

LONGITUDE VENTURE PARTNERS II, L.P.

By: LONGITUDE CAPITAL PARTNERS II, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

LONGITUDE PRIME FUND, L.P.

By: LONGITUDE PRIME PARTNERS, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member